EPIPHANY FUNDS

NORTHERN LIGHTS DISTRIBUTORS, LLC

December 23, 2011

Securities and Exchange Commission
Public Filing Desk
100 F Street, N.E.
Washington, D.C.  20549

Re:

Epiphany Funds, File Nos. 333-21962 and 811-138045

Ladies and Gentlemen:

Epiphany Funds, a registered investment company (the “Trust” or the “Registrant”), hereby submits, via electronic filing, Post-Effective Amendment No. 11 to the Trust’s Registration Statement (the “Amendment”).  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The main purpose of the filing is to add the Epiphany FFV Latin America Fund as a new series of the Trust.

The Registrant believes that the Prospectus of the Fund is substantially similar to the combined Prospectuses of the other series of the Trust dated March 1, 2011, which was previously reviewed by the Commission’s staff, except as noted herein.  The following sections of the Prospectus are materially different:  Annual Fund Operating Expenses; and Principal Investment Strategies and Principal Investment Risks (under both Item 4 and Item 9).

The Registrant believes that the SAI for the Epiphany FFV Latin America Fund (included in the SAI with other series of the Trust) is substantially similar to the SAI for the other series of the Trust dated March 1, 2011, which was reviewed by the staff, except as noted herein.  The following sections of the SAI are materially different: the section entitled “Additional Information About the Funds’ Investments”, including specifically the subsections on Foreign (Non-U.S.) Securities, the section entitled “Investment Restrictions – Non Fundamental,” specifically related to the 80% Latin America investment requirement for the Epiphany FFV Latin America Fund.

Based upon the preceding, we hereby request selective review of the Amendment.

The Registrant and Northern Lights Distributors, LLC, the Registrant's principal underwriter, hereby request acceleration of the effective date of the Amendment to the Registrant's Registration Statement to March 1, 2012 to coincide with the effective date of post-effective amendment for the Trust’s other series to be filed in February.

The Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure and the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require additional information, please contact Marc Collins at (513) 352-6774.

Very truly yours,

__/s/ Sam Saladino_____________________

Sam Saladino

EPIPHANY FUNDS

___/s/ Brian Nielsen_____________________

Brian Nielsen

NORTHERN LIGHTS DISTRIBUTORS, LLC